First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2021 AND DECEMBER 31, 2020
(Expressed in thousands of Canadian dollars unless otherwise noted)(Unaudited)
	March 31, 2021	December 31, 2020

ASSETS
Current
Cash and cash equivalents	$39,174	$28,901
Investments (Note 3)	13,907	18,425
Prepaid expenses, accounts and other receivables	640	2,700
Total current assets	53,721	50,026

Non-current
Mineral properties (Note 4)	186,761	179,429
Investment in Treasury Metals Inc. (Note 5)	39,867	63,812
Mineral property investments (Note 6)	6,026	6,726
Property and equipment	864	570
Other assets	617	650
Total non-current assets	234,135	251,187
TOTAL ASSETS	$287,856	$301,213

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,735	$2,013
Current portion of lease liability	116	112
Current portion of environmental reclamation provision (Note 7)	97	250
Option – PC Gold (Note 4(b))	7,910	4,410
Obligation to distribute investments (Note 5)	21,749	34,040
Total current liabilities	31,607	40,825

Non-current
Lease liability	411	442
Environmental reclamation provision (Note 7)	3,040	3,133
Silver Stream derivative liability (Note 8)	29,071	13,260
Total non-current liabilities	32,522	16,835
TOTAL LIABILITIES	64,129	57,660

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	317,226	317,167
Warrant and share-based payment reserve (Note 9)	45,828	44,648
Accumulated other comprehensive loss	(1,747)	(1,392)
Accumulated deficit	(137,580)	(116,870)
Total shareholders’ equity	223,727	243,553
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$287,856	$301,213
Subsequent events (Note 14)
The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Three months ended March 31,
	2021	2020

Cash flows from operating activities
Net loss for the period	$(33,001)	$(1,462)
Adjustments for:
Impairment of non-current assets (Note 5)	23,555	-
Share-based payments (Note 9)	776	405
Depreciation	76	67
Fair value loss on Silver Stream derivative liability (Note 8)	6,003	-
Investments fair value loss (Note 3)	787	-
Other expenses	38	18
Accrued interest receivable	(37)	-
Unrealized foreign exchange loss	54	6
Deferred income tax expense	-	67
Equity loss from investment in Treasury Metals (Note 5 (b))	390	-
Operating cash flows before movements in working capital	(1,359)	(899)
Changes in non-cash working capital items:
Decrease (increase) in accounts and other receivables	63	(58)
Decrease in prepaid expenditures	76	83
Decrease in accounts payables and accrued liabilities	(654)	(439)
Total cash used in operating activities	(1,874)	(1,313)
Cash flows from investing activities
Mineral property expenditures (Note 4)	(3,098)	(3,255)
Proceeds from sale of investments (Note 3)	10,825	-
Property and equipment purchases	(238)	(131)
Option payments and expenditures recovered (Note 4)	-	100
Total cash provided by (used in) investing activities	7,489	(3,286)
Cash flows from financing activities
Net proceeds from private placements	-	9,154
Proceeds from Silver Stream (Note 8)	4,757	-
Proceeds from exercise of warrants and stock options	9	60
Repayment of lease liability	(27)	(17)
Finance costs paid	(13)	(10)
Total cash provided by financing activities	4,726	9,187
Foreign exchange effect on cash	(68)	7
Change in cash and cash equivalents	10,273	4,595
Cash and cash equivalents, beginning	28,901	5,902
Cash and cash equivalents, ending	$39,174	$10,497

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)
	Three months ended March 31,
	2021	2020

OPERATING EXPENSES (Note 10)
General and administration	$1,355	$757
Exploration and evaluation	239	203
Investor relations and marketing communications	473	299
Corporate development and due diligence	157	132
Impairment of non-current assets (Note 5)	23,555	-
Loss from operational activities	25,779	1,391

OTHER ITEMS
Change in fair value on Silver Stream derivative liability (Note 8)	6,003	-
Investments fair value loss (Note 3)	787	-
Other expenses	107	42
Interest and other income	(65)	(38)
Loss before income taxes and equity loss	$32,611	$1,395

Deferred income tax expense	-	67
Equity loss from investment in Treasury Metals (Note 5)	390	-
Net loss for the period	$33,001	$1,462
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to net income or (loss):
Investments fair value (gain) loss (Note 3)	(349)	377
Mineral property investments fair value loss (gain) (Note 6)	700	(335)
Items that may be reclassified to net loss or (income):
Currency translation adjustment	4	(64)
Other comprehensive loss (income)	355	(22)

Net loss and comprehensive loss for the period	$33,356	$1,440
Basic and diluted loss per share (in dollars)	$0.05	$0.00
Weighted average number of shares outstanding – Basic and Diluted	697,275,841	608,970,889

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2019	591,997,138	$282,666	$14,532	$18,798	$(3,649)	$(50,015)	$262,332
Proceeds from private placements (Note 9(b))	40,198,095	8,160	1,122	-	-	-	9,282
Flow-through share premium liability (Note 9(b))	-	(300)	-	-	-	-	(300)
Shares issuance costs (Note 9(b))	-	(110)	(18)	-	-	-	(128)
Exercise of options (Note 9(d))	400,000	171	-	(111)	-	-	60
Shares issued for prior mineral property acquisition	24,220	4	-	-	-	-	4
Share-based payments	-	-	-	629	-	-	629
Loss for the period	-	-	-	-	-	(1,462)	(1,462)
Other comprehensive income	-	-	-	-	22	-	22
Balance as at March 31, 2020	632,619,453	$290,591	$15,636	$19,316	$(3,627)	$(51,477)	$270,439
Balance as at December 31, 2020	697,216,453	$317,167	$25,056	$19,592	$(1,392)	$(116,870)	$243,553
Exercise of options (Note 9(d))	25,000	9	-	(3)	-	-	6
Exercise of warrants (Note 9(c))	10,000	4	(1)	-	-	-	3
Shares issued on acquisition of the Swain Post property (Note 4(b))	118,483	46	-	-	-	-	46
Share-based payments	-	-	-	1,184	-	-	1,184
Obligation to distribute investments fair value adjustment	-	-	-	-	-	12,291	12,291
Loss for the period	-	-	-	-	-	(33,001)	(33,001)
Other comprehensive loss	-	-	-	-	(355)	-	(355)
Balance as at March 31, 2021	697,369,936	$317,226	$25,055	$20,773	$(1,747)	$(137,580)	$223,727

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018.

First Mining is a Canadian gold company focused on the permitting and development of the Springpole Gold Project in northwestern Ontario. The Company also holds a significant equity investment in Treasury Metals Inc. (“Treasury Metals”) (TSX: TML) (Note 5) which is advancing the Goliath-Goldlund gold complex in Ontario towards a construction decision. First Mining’s portfolio of gold projects in eastern Canada also includes Pickle Crow (being advanced in partnership with Auteco Minerals Ltd. (“Auteco”) (ASX: AUT)), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt.

In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. As the Company does not have production activities, the ability to fund ongoing exploration is affected by the availability of financing. Due to market uncertainty arising from the impacts of COVID-19 the Company may be restricted in its ability to raise additional funding. The impact of COVID-19 on the Company over time is not determinable; however, its effects may have a material impact on the Company’s financial position, results of operations and cash flows in future periods.

2. BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2020, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The condensed interim consolidated financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are expressed in thousands of Canadian dollars.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries.

The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiary is the US dollar.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors on May 11, 2021.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

2. BASIS OF PRESENTATION (Continued)

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021, the Company used the same accounting policies, methods of computation, critical judgments and estimates as in the annual consolidated financial statements for the year ended December 31, 2020. There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

3. INVESTMENTS

The movements in investments during the three months ended March 31, 2021 and the year ended December 31, 2020 are summarized as follows:

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2020	$9,267	$3,386	$5,772	$18,425
Additions	5,051	-	-	5,051
Disposals	(9,043)	(88)	-	(9,131)
Gain recorded in other comprehensive loss	-	349	-	349
Gain (loss) recorded in net loss	2,463	-	(3,250)	(787)
Balance as at March 31, 2021	$7,738	$3,647	$2,522	$13,907

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments
Balance as at December 31, 2019	$-	$1,775	$-	$1,775
Additions	11,134	-	9,812	20,946
Disposals	(6,672)	-	-	(6,672)
Gain recorded in other comprehensive loss	-	1,611	-	1,611
Gain (loss) recorded in net loss	4,805	-	(4,040)	765
Balance as at December 31, 2020	$9,267	$3,386	$5,772	$18,425

The Company holds marketable securities of publicly traded companies as strategic interests and has less than a 10% equity interest in each of its investees, with the exception of Treasury Metals (Note 5). The Auteco and First Majestic marketable securities and Treasury Metals Warrants were classified as FVTPL. Other marketable securities are designated as FVTOCI in accordance with the Company’s accounting policy.

During the three months ended March 31, 2021, the Company:

●
Sold a total of 400,000 common shares of First Majestic for net proceeds of $9,022,000 which resulted in a realized gain on sale of $3,863,000;
●
Sold a total of 1,217,532 common shares of Gainey for net proceeds of $88,000 which resulted in a realized gain on sale of $13,000; and
●
received the 287,300 common shares of First Majestic (initial recognition - $5,051,000, March 31, 2021 – $5,632,000) in connection with the Silver Purchase Agreement (defined in Note 8).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

4. MINERAL PROPERTIES

As at March 31, 2021 and December 31, 2020, the Company has capitalized the following acquisition, exploration, and evaluation costs on its mineral properties:

	Springpole	Cameron	Duquesne	Pitt	Hope Brook	Pickle Crow	Goldlund(Note 5)	Others(1)	Total
Balance December 31, 2020	$87,907	$31,875	$5,144	$2,085	$20,612	$24,986	$-	$6,820	$179,429
Acquisition	$-	-	-	-	-	-	-	80	80
Concessions, taxes, and royalties	$84	12	3	-	20	21	-	-	140
Salaries and share-based payments	$806	45	-	-	34	21	-	8	914
Drilling, exploration, and technical consulting	$1,446	14	1	-	15	3,255	-	23	4,754
Assaying, field supplies, and environmental	$935	18	-	-	1	-	-	4	958
Travel and other expenditures	$467	10	-	-	14	-	-	-	491
Total expenditures	$3,738	$99	$4	$-	$84	$3,297	$-	$115	$7,337
Option payments received and expenditures recovered	$-	-	-	-	-	-	-	-	$-
Currency translation adjustments	$-	-	-	-	-	-	-	(5)	$(5)
Disposal, impairment or reclassification	$-	-	-	-	-	-	-	-	$-
Balance March 31, 2021	$91,645	$31,974	$5,148	$2,085	$20,696	$28,283	$-	$6,930	$186,761

	Springpole	Cameron	Duquesne	Pitt	Hope Brook	Pickle Crow	Goldlund(Note 5)	Others(1)	Total
Balance December 31, 2019	$76,775	27,374	5,133	2,084	20,071	19,263	98,894	3,221	$252,815
Acquisition	$-	4,219	-	-	-	-	-	-	$4,219
Concessions, taxes, and royalties	$740	11	3	-	20	20	2	60	$856
Salaries and share-based payments	$1,300	145	1	-	148	71	430	7	$2,102
Drilling, exploration, and technical consulting	$4,828	52	7	1	140	4,409	796	37	$10,270
Assaying, field supplies, and environmental	$3,555	50	-	-	123	1,217	255	8	$5,208
Travel and other expenditures	$709	24	-	-	110	6	126	2	$977
Total expenditures	$87,907	$31,875	$5,144	$2,085	$20,612	$24,986	$100,503	$3,335	$276,447
Option payments received and expenditures recovered	$-	-	-	-	-	-	-	(48)	$(48)
Currency translation adjustments	$-	-	-	-	-	-	-	(2)	$(2)
Disposal, impairment or reclassification	$-	-	-	-	-	-	(100,503)	3,535	$(96,968)
Balance December 31, 2020	$87,907	$31,875	$5,144	$2,085	$20,612	$24,986	$-	$6,820	$179,429

(1)
Other mineral properties as at March 31, 2021 and December 31, 2020 include: the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project;); Swain Post property in northwestern Ontario which is near the Company’s Springpole Gold Project (property under option agreement from Exiro Minerals Corp.); a 1.5% NSR Royalty under the terms of the Treasury Share Purchase Agreement (defined in Note 5), which was reclassified from “Goldlund” to “Others” during the year ended December 31, 2020; and, the Turquoise Canyon property in Nevada (property under option to a private company, Momentum Minerals Ltd.

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests.

a)
Swain Post property acquisition

On March 1, 2021, the Company entered into a 3-year option agreement with Exiro Minerals Corp. (“Exiro”) pursuant to which First Mining may earn a 100% interest in Exiro’s Swain Post property in northwestern Ontario (approximately 20 km west of the Springpole Gold Project) through future cash and share payments of approximately $250,000 to Exiro during the term of the option, and by completing all assessment work requirements on the property during the 3-year option term.

b)
Pickle Crow Project

On March 12, 2020, the Company and Auteco executed a definitive Earn-In Agreement whereby Auteco may earn up to an 80% interest in PC Gold, a wholly-owned subsidiary of First Mining which owns the Pickle Crow Project. Pursuant to the Earn-In Agreement, the Earn-In is comprised of two stages: Stage 1 Earn-In (51% earn-in) and the Stage 2 Earn-In (additional 19% to earn-in to 70%) – Upon completion of the Stage 1 Earn-In, which includes issuing First Mining a 2% NSR royalty on the Project (1% of which can be bought back for USD$2,500,000) (issued upon completion of the Stage 2 Earn-In). In addition, upon completion of the Stage 2 Earn-In, Auteco will have an option to acquire an additional 10% equity interest in PC Gold, exercisable any time following completion of the Stage 2 Earn-In, by paying First Mining $3,000,000 in cash.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

4. MINERAL PROPERTIES (Continued)

First Mining’s then residual 20% interest in the project would be carried until a construction decision at Pickle Crow, which is to be made after a final feasibility study and following Auteco having arranged sufficient financing to achieve commercial production. If Auteco should fail to meet such requirements within the applicable time periods, the Earn-In Agreement will terminate and Auteco will be entitled to retain any interest which it has earned-in to prior to the date of termination. During the term of the Earn-In Agreement, Auteco will incur all program costs and manage Pickle Crow exploration activity.

In the three months ended March 31, 2021, Auteco incurred a total of $3,500,000 (2020: $3,570,000) in exploration expenditures which, in combination with previous spending, satisfied the Stage 1 earn in spending requirement of $5,000,000 and covers $2,070,000 towards the Stage 2 earn-in spending requirements of a further $5,000,000. During the year ended December 31, 2020, the Company received the scheduled consideration in cash of $100,000 and 25 million shares of Auteco ..

Since the Earn-In Agreement provides Auteco the right to earn an interest in PC Gold, rather than a direct interest in the Pickle Crow project, Auteco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Option – PC Gold liability is classified as FVTPL. As there is no observable market data which can be used to determine the fair value of the Option – PC Gold liability, management uses property specific and market-based information to determine whether a significant change in the fair value of the option liability has occurred.

As at March 31, 2021, management has estimated a fair value for the Option – PC Gold liability of $7,910,000 (December 31, 2020 - $4,410,000). Management has concluded that there were no developments in the period since inception that would indicate a material change in fair value and, accordingly, the Option – PC Gold liability remains recorded at the amount received to date from Auteco. These amounts include cash, exploration expenditures incurred and the value, at the time of receipt, of the 25 million Auteco shares received.

Subsequent to March 31, 2021, Auteco has confirmed the date of their shareholders meeting will be on May 13, 2021 to get approval for the issuance of 100 million shares to First Mining. Once the shares are issued to First Mining, the Stage 1 earn-in will be complete and Auteco will obtain a 51% ownership of the PC Gold legal entity.

 5. INVESTMENT IN TREASURY METALS

a)
Treasury Share Purchase Agreement Overview

On August 7, 2020, First Mining completed a transaction with Treasury Metals under a share purchase agreement (the “Treasury Share Purchase Agreement”), pursuant to which Treasury Metals agreed to acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a previously wholly-owned subsidiary of the Company, and 100% owner of the Goldlund Project. Under the terms of the Treasury Share Purchase Agreement, First Mining received total consideration of $91,521,000 which was comprised of (i) 43.33 million common shares (post-consolidation) of Treasury Metals (“Treasury Metals Shares”) with a fair value of $78,000,000; (ii) 11.67 million common share purchase warrants (post-consolidation) of Treasury Metals (“Treasury Metals Warrants”) with an exercise price of $1.50 for a 3-year term with a fair value of $9,812,000; (iii) a retained 1.5% Net Smelter Returns (“NSR”) royalty on Goldlund (0.5% of which can be bought back by Treasury Metals for $5 million in cash) with a fair value of $3,709,000; and (iv) the right to certain contingent milestone payments totaling $5 million, payable in cash on certain key advancements at Goldlund which have not been recorded as at March 31, 2021.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

5. INVESTMENT IN TREASURY METALS (Continued)

b)
Equity Accounting Method for Investment in Treasury Metals and Impairment

The Company has concluded it has significant influence over Treasury Metals. The Company is accounting for its investment using the equity method. As at March 31, 2021 the fair market value of the Company’s investment in common shares of Treasury Metals was $39,867,000, based on the Treasury Metals quoted market price. Due to the significant decline in fair value of the Treasury Metals Shares at March 31, 2021, the Company recorded an impairment of the investment in Treasury Metals amounting to $23,555,000. This impairment was recorded within the impairment of non-current assets in the statement of net loss and comprehensive income (loss).

	March 31, 2021	December 31, 2020
Balance, beginning of period	$63,812	$-
Acquisition – Initial Recognition on August 7, 2020	-	78,000
Equity (loss) income	(390)	1,446
Impairment of Investment in Treasury Metals Inc.	(23,555)	(15,634)
Balance, end of period	$39,867	$63,812

Reconciliation of Treasury Metal’s Net Assets to First Mining’s Carrying value as at March 31, 2021

Balance, December 31, 2019	$-
Initial Recognition on August 7, 2020	167,238
Equity income (August 7, 2020 to December 31, 2020)	3,717
Other increases in equity (August 7, 2020 to December 31, 2020)	2,098
Balance, December 31, 2020	$173,053
Equity loss	(1,002)
Other increases in equity	-
Balance, March 31, 2021	$172,051
First Mining’s share of Treasury Metas’ net assets	66,134
Incremental fair value of Goldlund-Goliath mineral property at inception	12,922
Cumulative impairment of investment in Treasury Metals	(39,189)
Carrying value	$39,867

The equity accounting for Treasury Metals is based on published results to December 31, 2020 and an estimate of results for the period of January 1, 2021 to March 31, 2021. The following is a summary of the audited consolidated annual financial statements of Treasury as at December 31, 2020 on a 100% basis: current assets $6,179,000, non-current assets $176,710,000, Total assets $189,889,000, current liabilities $4,877,000, non-current liabilities $4,959,000 and total net assets $173,053,000. The following is a summary of audited consolidated statement of operations of Treasury for the year ended December 31, 2020 on a 100% basis: net loss for the year $2,756,000 and total comprehensive income $43,000. The Company’s equity share of Treasury’s net loss for the three-month period ending March 31, 2021 was $340,000.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

5. INVESTMENT IN TREASURY METALS (Continued)

c)
Obligation to Distribute Investments

In accordance with the terms of a Shareholders Agreement signed in connection with the transaction, First Mining is required to distribute approximately 23.3 million Treasury Metals Shares and all 11.6 million of the Treasury Metals Warrants to its shareholders (the “Distribution”) within 12 months of closing of the transaction. Following the Distribution, First Mining will retain approximately 20.0 million Treasury Metals Shares, leaving the Company with an approximate 17.7% interest in Treasury Metals. As at March 31, 2021, the Company recognized a liability for the Distribution of $23,970,000 (December 31, 2020 - $34,040,000). The liability was recorded with a corresponding entry to accumulated deficit as it represents a distribution to shareholders.

6. MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton Star Resources Inc. (“Clifton”), has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd. which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project.

Mineral property investments (which comprise equity interests in the shares of three private companies) are designated as FVTOCI, with changes in fair value recorded in other comprehensive income (loss).

As at March 31, 2021, management determined, as a function of the falling gold price environment, that there was a decline in the fair value of mineral property investments and a fair value loss of $700,000 was recorded (three months ended March 31, 2020 – fair value gain of $335,000) (Note 13). As at March 31, 2021, the fair value of the Company’s mineral property investments is $6,026,000 (December 31, 2020 - $6,726,000).

7. ENVIRONMENTAL RECLAMATION PROVISION

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the exploration and development of a mineral property. As at March 31, 2021, the Company estimates that the fair value of the environmental reclamation provision for the Pickle Crow Gold Project in Ontario is $3,137,000 (December 31, 2020 - $3,383,000). The liability was estimated based on management’s interpretation of current regulatory requirements and is recognized at the present value of such costs.

	March 31, 2021	December 31, 2020
Balance, beginning of period	$3,383	$2,355
Additions to present value of environmental reclamation provision	-	1,200
Reclamation costs incurred	(250)	(200)
Interest or accretion expense	4	28
Balance, end of period	$3,137	$3,383

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

7. ENVIRONMENTAL RECLAMATION PROVISION (Continued)

Statements of Financial Position Presentation	March 31, 2021	December 31, 2020
Current portion of environmental reclamation provision	$97	$250
Non-current environmental reclamation provision	3,040	3,133
Total	$3,137	$3,383

8. SILVER STREAM DERIVATIVE LIABILITY

a)
Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million, in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining. Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years. The fair value of the warrants of $6,278,000 was recorded in Equity (Warrant reserve) on the Company’s consolidated statements of financial position.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole (the “Buy-Back Right”).

Per the Silver Purchase Agreement, First Majestic paid US$10 million to First Mining on the July 2, 2020 closing date, with US$2.5 million paid in cash and the remaining US$7.5 million paid in 805,698 common shares of First Majestic (“Tranche 1”). Upon announcement of the Pre-Feasibility Study (“PFS”) on March 4, 2021, First Mining received US$7.5 million from First Majestic, with US$3.75 million paid in cash and the remaining US$3.75 million paid in 287,300 common shares of First Majestic (“Tranche 2”).

Consideration payable for the Silver Stream includes one further tranche (split evenly between cash and First Majestic common shares) of US$5 million payable upon First Mining receiving approval of either a Federal or Provincial Environmental Assessment. (The three tranches of consideration totaling US$22.5 million constitute the “Advance Payment”). In the event of default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable. The Advance Payment amount is used to track the stream balance for commercial, but not accounting purposes. In the event the Company exercises the Buy-Back Right by paying US$22.5 million to First Majestic, the Advance Payment amount shall be reduced to nil.

b)
Silver Stream Derivative Liability Fair Value

The Company has concluded that the Silver Stream is a standalone derivative measured at FVTPL.

As of the acquisition date, the estimated fair value of the Silver Stream derivative liability was determined using a discounted cash flow model which incorporated a Monte Carlo simulation. The fair value of the Silver Stream derivative liability is a Level 3 measurement.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

8. SILVER STREAM DERIVATIVE LIABILITY (Continued)

The fair value of the Silver Stream derivative liability is calculated at each reporting date as the net of the future Advance Payment tranches receivable (an asset for the Company) and the Silver Stream obligation (a liability to the
Company), with gains or losses recorded in the statement of net loss and comprehensive loss. The fair value of the Silver Stream derivative liability as at March 31, 2021 is US$23,118,000 ($29,071,000), which is comprised of the Silver Stream obligation fair value of US$25,907,000 ($32,578,000) less the Advance Payment receivable fair value of US$2,789,000 ($3,507,000). The fair value of the Silver Stream derivative liability as at December 31, 2020 was US$10,415,000 ($13,260,000), which is comprised of the Silver Stream obligation fair value of US$21,761,000 ($27,706,000) less the Advance Payment receivable fair value of US$11,346,000 ($14,446,000).

Silver Streamderivative liability
Balance, December 31, 2019	$-
Fair value of Silver Stream derivative liability - Initial Recognition on July 2, 2020	(7,378)
Change in fair value during the period	(5,882)
Balance, December 31, 2020	$(13,260)
Advance payment received (Tranche 2)	(9,808)
Change in fair value during the period	(6,003)
Balance, March 31, 2021	$(29,071)

9. SHARE CAPITAL

a)
Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b)
Issued and Fully Paid

Common shares: 697,369,936 (December 31, 2020 – 697,216,453).
Preferred shares: nil (December 31, 2020 – nil).

c)
Warrants

The movements in warrants during the three months ended March 31, 2021 and year ended December 31, 2020 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2019	15,872,998	$0.41
Warrants issued	77,460,159	0.49
Warrants exercised	(247,500)	0.34
Balance as at December 31, 2020	93,085,657	$0.48
Warrants exercised	(10,000)	0.33
Balance as at March 31, 2021	93,075,657	$0.48

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

9. SHARE CAPITAL (Continued)

The following table summarizes information about warrants outstanding as at March 31, 2021:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.33	18,502,659	$0.33	1.91
$0.40	42,795,383	$0.40	3.32
$0.44	3,027,615	$0.44	0.21
$0.70	28,750,000	$0.70	1.41
	93,075,657	$0.48	2.35

There were no warrants issued during the three months ended March 31, 2021.

Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

The movements in stock options during the three months ended March 31, 2021 and year ended December 31, 2020 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2019	46,927,500	$0.57
Granted – January 31, 2020	8,750,000	0.25
Granted – April 1, 2020	1,100,000	0.25
Granted – October 30, 2020	900,000	0.43
Granted – December 1, 2020	600,000	0.405
Options exercised	(3,717,500)	0.33
Options expired	(2,790,000)	0.40
Options forfeited	(5,950,000)	0.52
Balance as at December 31, 2020	45,820,000	$0.53
Granted – February 2, 2021	8,615,000	0.435
Options exercised	(25,000)	0.25
Balance as at March 31, 2021	54,410,000	$0.52

The weighted average closing share price at the date of exercise for the three months ended March 31, 2021 was $0.42 (March 31, 2020 – $0.23). 25,000 stock options were exercised during the three months ended March 31, 2021 (March 31, 2020 – 400,000).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

9. SHARE CAPITAL (Continued)

The following table summarizes information about the stock options outstanding as at March 31, 2021:

				Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.01 – 0.50	34,525,000	$0.38	3.59	24,638,750	$0.37	3.20
$0.51 – 1.00	19,885,000	0.75	0.86	19,885,000	0.75	0.86
	54,410,000	$0.51	2.59	44,523,750	$0.54	2.16

During the three months ended March 31, 2021, there were 8,615,000 (March 31, 2020 - 8,750,000) stock options granted with an aggregate fair value of $1,990,685 (March 31, 2020 - $1,080,000), or a weighted average fair value of $0.23 per option (March 31, 2020 – $0.12). As at March 31, 2021, 9,886,250 (March 31, 2020 – 13,128,125) stock options remain unvested with an aggregate grant date fair value of $1,275,000 (March 31, 2020 - $842,000).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. Total share-based payments expense during the periods ended March 31, 2021 and March 31, 2020 was classified within the financial statements as follows:

	For the three months ended March 31,
Statements of Net Loss:	2021	2020
General and administration	$498	$237
Exploration and evaluation	115	44
Investor relations and marketing communications	89	63
Corporate development and due diligence	74	61
Subtotal	$776	$405

	As at March 31,
Statements of Financial Position:	2021	2020
Mineral Properties	$408	$224
Total	$1,184	$629

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

9. SHARE CAPITAL (Continued)

The grant date fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended	Year ended
	March 31, 2021	December 31, 2020
Risk-free interest rate	0.35%	1.72%
Share price at grant date (in dollars)	$0.435	$0.25
Exercise price (in dollars)	$0.435	$0.27
Expected life (years)	5.00 years	4.96 years
Expected volatility(1)	68.90%	69.10%
Forfeiture rate	7.00%	5.26%
Expected dividend yield	Nil	Nil

(1)
The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

d)
Restricted Share Units

The Company granted Restricted Share Units ("RSUs") under its share-based compensation plan to the Company’s executive officers as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

The associated compensation cost is recorded as share-based payments expense against share-based payment reserve.

The following table summarizes the changes in RSU's for the three months ended March 31, 2021:

	Number	Weighted average fair value
Balance as at December 31, 2020	-	$-
Granted – February 2, 2021	1,550,000	0.40
Balance as at March 31, 2021	1,550,000	$0.40

e)
Deferred Share Units

The Company granted 40,000 Deferred Share Units ("DSUs") under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost is recorded as share-based payments expense against share-based payment reserve. The grant date fair value of the DSUs recognized in the three months ended March 31, 2021 is $0.40.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

10. OPERATING EXPENSES

Operating expenditures by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

For the three months ended March 31, 2021
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$63	$37	$6	$-	$106
Consultants	62	4	15	-	81
Depreciation (non-cash)	43	33	-	-	76
Directors fees	68	-	-	-	68
Investor relations and marketing communications	-	-	218		218
Professional fees	298	-	-	-	298
Salaries	218	48	145	83	494
Share-based payments (non-cash) (Note 9(d))	498	115	89	74	776
Transfer agent and filing fees	104	-	-	-	104
Travel and accommodation	1	2	-	-	3
Operating expenses total	$1,355	$239	$473	$157	$2,224
Impairment of non-current assets (non-cash) (Note 5)					23,555
Loss from operational activities					$25,779

For the three months ended March 31, 2020
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$58	$58	$8	$1	$125
Consultants	21	11	10	-	42
Depreciation	26	41	-	-	67
Directors fees	17	-	-	-	17
Investor relations and marketing communications	3	2	162	23	190
Professional fees	142	9	-	-	151
Salaries	163	22	45	41	271
Share-based payments (non-cash) (Note 9(d))	237	44	63	61	405
Transfer agent and filing fees	77	-	-	-	77
Travel and accommodation	13	16	11	6	46
Operating expenses total	$757	$203	$299	$132	$1,391

11. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at March 31, 2021 and December 31, 2020 is as follows: Canada - $227,671,000 (December 31, 2020 - $244,018,000) and USA - $438,000 (December 31, 2020 - $444,000).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

12. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers, and any companies associated with them.

Key management includes the Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the three months ended March 31, 2021 and 2020 is as follows:

Service or Item	Three months ended March 31,
	2021	2020
Directors’ fees	$68	$17
Salaries	476	268
Share-based payments (non-cash)	454	395
Total	$998	$680

13. FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●
Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
●
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●
Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are classified as financial assets and liabilities at amortized cost.

The carrying value of investments (except for Treasury Metals Warrants) were based on the quoted market prices of the shares as at March 31, 2021 and was therefore considered to be Level 1. The fair value of Treasury Metals Warrants is determined using certain Level 2 inputs, as the Black-Scholes valuation model incorporates Treasury Metals’ expected share price volatility.

The mineral property investments (First Mining’s 10% equity interest in three privately held companies that own the Duparquet Gold Project) are classified as financial assets at FVTOCI. The fair value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value has been reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. During the three months ended March 31, 2021, management concluded that there was a decrease in the fair value of the mineral property investments, and a fair value loss of $700,000 (March 31, 2020 – fair value gain of $335,000) was recorded (Note 6).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

13. FAIR VALUE (continued)

As the Earn‐In Agreement provides Auteco the right to earn an interest in PC Gold, rather than a direct interest in the Pickle Crow project, Auteco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option - Pickle Crow Gold Project was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3. The initial fair value of the Option – Pickle Crow Gold Project was determined based on initial consideration in cash of $100,000, 25 million shares of Auteco with a fair value upon receipt of $740,000 and exploration expenditures incurred by Auteco under the terms of the Earn-in Agreement. Scenarios which may result in a significant change in fair value include, among others, performance of the Auteco share price, the amount or timing of Pickle Crow exploration expenditures incurred or updates to the NI 43-101 (or Australian equivalent) resource report. During the three months ended March 31, 2021, management concluded that there was no significant change in the fair value of the Option – PC Gold liability.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3.

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	March 31, 2021				December 31, 2020
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Investments (Notes 3, 5)	$13,907	$11,385	$2,522	$-	$18,425	$12,653	$5,772	$-
Mineral property investments (Note 6)	6,026	-	-	6,026	6,726	-	-	6,726
Financial liabilities:
Silver Stream derivative liability (Note 8)	29,071	-	-	29,071	13,260	-	-	13,260
Option – PC Gold (Note 4(a))	$7,910	$-	$-	$7,910	$4,410	$-	$-	$4,410

During the three months ended March 31, 2021 there have been no transfers of amounts between levels in the fair value hierarchy.

14. SUBSEQUENT EVENTS

Partnership to advance Hope Brook

On April 6, 2021, the Company announced it has entered into a definitive earn-in agreement with Big Ridge Gold Corp. (“Big Ridge”) (TSX-V:BRAU) whereby Big Ridge may earn up to an 80% interest in First Mining’s Hope Brook Gold Project located in Newfoundland, Canada.

Pursuant to the definitive earn-in agreement, Big Ridge can earn an 80% interest in the Hope Brook Project through a two-stage earn-in over five years by incurring a total of $20,000,000 in qualifying expenditures, issuing up to 36.5 million shares of Big Ridge to First Mining and making a future cash payment to First Mining. First Mining will retain a 1.5% net smelter returns royalty on the Project, of which 0.5% can be bought back by Big Ridge for $2,000,000. First Mining will also have the right to nominate one member to the Board of Directors of Big Ridge on closing. The transaction is subject to customary closing conditions for a transaction of this nature, including the receipt by Big Ridge of the approval of the TSX Venture Exchange.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)
(Unaudited)

14. SUBSEQUENT EVENTS Continued,

Swain Lake Earn-In Agreement

On April 29, 2021, the Company entered into an earn-in agreement with Whitefish Exploration Inc. (“Whitefish”), which gives First Mining the option to earn a 70% interest in the Swain Lake project by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Lake Property during the first 3 years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Swain Lake Property and will have an additional period of 2 years within which to acquire the remaining 30% of the project by paying $1,000,000 to Whitefish and issuing $1,000,000 worth of First Mining shares.

Stock Options Grant

Subsequent to March 31, 2021, the Company granted 500,000 incentive stock options to an Officer of the Company under the terms of its share-based compensation plan. The stock options have an exercise price of $0.365 per share and are exercisable for a period of five years from the grant date.

Forfeiture of Stock Options

Subsequent to March 31, 2021, 437,500 stock options were forfeited.